

July 31, 2014

Via E-mail
Michael R. Hsing
President and Chief Executive Officer
Monolithic Power Systems, Inc.
79 Great Oaks Boulevard
San Jose, CA 95119

> **Re: Monolithic Power Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **File No. 000-51026**

Dear Mr. Hsing:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments

Item 1. Business, page 5

1.   In future filings, please provide the disclosures required by Item 101(c)(1)(i) of Regulation S-K.

2.   In future filings, please provide the disclosure required by Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note your disclosure on page 62 that Customer A has accounted for approximately 30% of your revenues in each of the last three years. Please specifically identify your 10 percent or more customers.

Item 7. Management's Discussion and Analysis, page 28

3.   We note your disclosure that your revenues during fiscal 2013 increased as compared to fiscal 2012 and that the increase was primarily driven by higher unit shipments offset in part by lower average selling prices. When individual line items disclosed in your statements of operations materially change in comparison to the comparable prior period, management should quantify and disclose the nature of each item that caused the material

change. For example, please quantify each material factor, i.e. such as price changes and / or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year in your segments and total revenues and disclose the nature of or reason for each factor causing the aggregate change. Your disclosures should discuss the underlying material causes of the factors described. Please revise future filings to incorporate this comment. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief

cc (via e-mail): Saria Tseng, Esq.